SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

JEFFERIES EMPLOYEES SPECIAL OPPORTUNITIES PARTNERS, LLC JEFFERIES SPECIAL OPPORTUNITIES ADVISERS, LLC JEFFERIES & COMPANY, INC. 520 MADISON AVE, 12TH FLOOR NEW YORK, NY 10022 01

Third Amended and Restated Application of Jefferies Employees Special Opportunities Partners, LLC, Jefferies Special Opportunities Advisers, LLC, and Jefferies & Company, Inc. for an Order under Sections 6(b) and 6(e) of the Investment Company Act of 1940 (the “1940 Act”) Exempting Applicants from all Provisions of the 1940 Act and the Rules and Regulations under the 1940 Act, Except Section 9 and Sections 36 through 53, and the Rules and Regulations under the Act. With Respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations Thereunder, and Rule 38a-1 under the 1940 Act, the Exemption is Limited as set forth in the Application.

Please send all communications to:

Thomas S. Harman, Esq.

Monica L. Parry, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

i

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

            :

In the Matter of:

JEFFERIES EMPLOYEES

SPECIAL OPPORTUNITIES PARTNERS, LLC

JEFFERIES SPECIAL OPPORTUNITIES ADVISERS, LLC

JEFFERIES & COMPANY, INC.

520 Madison Ave., 12th Floor

New York, NY 10022

File No. 813-00228-02

: : : : : : : : : : : :	Third Amended and Restated Application of Jefferies Employees Special Opportunities Partners, LLC, Jefferies Special Opportunities Advisers, LLC, and Jefferies & Company, Inc. for an Order under Sections 6(b) and 6(e) of the Investment Company Act of 1940 (the “1940 Act”) Exempting Applicants from all Provisions of the 1940 Act and the Rules and Regulations under the 1940 Act, Except Section 9 and Sections 36 through 53, and the Rules and Regulations under the 1940 Act. With Respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations Thereunder, and Rule 38a-1 under the 1940 Act, the Exemption is Limited as set forth in the Application.

I.	SUMMARY OF RELIEF REQUESTED

The Applicants (as defined below) hereby amend the application originally filed with the Securities and Exchange Commission (“SEC”) on January 20, 2000, and amended on January 6, 2004 and October 17, 2008 requesting an order of the SEC pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting applicants from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under the Act. With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the application. The order would exempt the applicants from most of the provisions of the 1940 Act and the Rules and Regulations and would permit the applicants to participate in certain affiliated and joint transactions incident to the operation and liquidation of Jefferies Employees Special Opportunities Partners, LLC (“JESOP” or the “Company”), an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act. Jefferies Group, Inc. (“JGI”) and its affiliates, as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”) (JGI and these affiliates are referred to collectively as the “Jefferies Group” and individually as a “Jefferies Entity”) organized the Company as a limited liability company under the laws of the state of Delaware.1 Jefferies & Company, Inc. (“Jefco” or the “Managing Member”) is the Managing Member of JESOP and Jefferies Special Opportunities Advisers, LLC (“JSOA” or the “Investment Manager”) serves as the investment manager to the Company. The Company, the Managing Member, and the Investment Manager are the “Applicants.” Applicants formed and offered membership interests (“Interests”) in the Company before receiving the order requested, in reliance on Rule 6b-1 under the 1940 Act.

1	Four employees’ securities companies were applicants in this Application as originally filed. Only one of them, Jefferies Employees Opportunity Fund, LLC (“JEOF”), is the subject of this application through its successor Jefferies Employees Special Opportunities Partners, LLC (“JESOP”).

II.	ORGANIZATION, STRUCTURE, OWNERSHIP AND OPERATION OF THE APPLICANTS

The Company was formed to provide investment opportunities for: (i) highly compensated current and former employees, officers, directors, and “consultants”2 of the Jefferies Group, and the (ii) spouses, parents, children, spouses of children, brothers, sisters, and grandchildren of such persons, and trusts or other investment vehicles used or created by such persons to facilitate participation in the Company (“Qualified Investment Vehicles”) (together, “Eligible Investors”).

A.	The Company

JGI is a publicly traded holding company with an equity market capitalization of over $2 billion. Members of the Jefferies Group provide their customers and clients with investment banking, prime brokerage, securities finance, investment advisory, brokerage and other services. The Company for which Applicants request an order pursuant to Sections 6(b) and 6(e) of the 1940 Act is JESOP, formerly known as JEOF. Interests in JEOF were offered beginning June 30, 2000, and the initial offering closed in November 2000. JEOF operated as a registered broker-dealer. In connection with a reorganization of the activities of the secondary high yield trading and securities brokerage activities of the Jefferies Group, JEOF ceased to operate as a broker-dealer and was succeeded by Jefferies Employees Special Opportunities Partners, LLC. As of the date of this application JESOP is not offering interests and will not do so in the future,

2	A “consultant” was a person or entity whom a Jefferies Entity had engaged to provide services and professional expertise on an ongoing basis as a regular consultant (including as may have been paid on a retainer basis) or as a business or legal adviser and who shared a community of interest with Jefferies Group and Jefferies Group employees.

nor will it make any capital calls on existing Members. JESOP is currently operating materially in accordance with the terms and conditions of this Application, and the chief compliance officer of JESOP or the Investment Manager will certify to the Office of Investment Company Regulation of the Division of Investment Management every six months beginning from the date six months following the date of the requested order until March 29, 2013 that JESOP is in compliance with the terms and conditions of the requested order. JESOP will terminate on March 29, 2013 and its term will not be extended unless at that time it is able to rely on Section 3(c)(1) of the 1940 Act or other exception or exemption from registration (termination and reliance on such other exception or exemption are each a “Termination Event”).

B.	Members and Interests

JESOP was designed to enable certain investors to participate in investment opportunities that come to the attention of the Jefferies Group. JESOP was established primarily for the benefit of highly compensated employees of the Jefferies Group as part of a program designed to create capital building opportunities that are competitive with those at other investment banking firms and to facilitate the recruitment of high caliber professionals. Participation in JESOP allows participating Eligible Investors (“Members”) to diversify their investments, and to participate in investment opportunities that might otherwise be unavailable to them. JESOP allows Members to pool their investment resources and indirectly receive the benefit of certain investment opportunities (as further described below) that come to the attention of the Jefferies Group without requiring each investor to identify and analyze the merit of such investment opportunities. Participation in JESOP is voluntary.

C.	The Managing Member and the Investment Manager

The executive officers and directors of the Managing Member and the Investment Manager or of an entity controlling or under common control with them are employees of a Jefferies Entity who are Eligible Investors. JESOP provides Members access to information concerning its operations and results.

Jefco, a registered broker-dealer, serves as Managing Member to JESOP and is responsible for all non-investment advisory activities of JESOP. Jefco has appointed JSOA, a wholly-owned subsidiary of JGI, to serve as Investment Manager to JESOP. JSOA manages JESOP’s portfolio of securities in accordance with JESOP’s investment objectives, guidelines, and restrictions. The Applicants represent and concede that JSOA is an “investment adviser” within the meaning of Sections 9 and 36 of the Act and is subject to those sections. The Managing Member and the Investment Manager represent that:

1. As described above the Managing Member is responsible for the daily business and operation of JESOP and the Managing Member will control JESOP within the meaning of Section 2(a)(9) of the Act. The Investment Manager manages JESOP’s portfolio of securities, and it and any other person acting for or on behalf of JESOP shall act in the best interest of JESOP and its Members.3

2. Whenever the Investment Manager or any other person acting for or on behalf of JESOP is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to JESOP and its Members.

3	Under JESOP’s governing documents, the Members may elect to remove and replace a Manager upon a vote of a super-majority of Members under certain circumstances.

3. The organizational documents for, and any other contractual arrangement regarding JESOP, do not contain (and will not be revised to contain) any provision that protects or purports to protect the Managing Member and the Investment Manager or their delegates against any liability to JESOP or its Members to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

D.	Eligible Investors

Interests were not registered under the Securities Act of 1933 (“Securities Act”) in reliance on the exemption from registration contained in Section 4(2) of the Securities Act or Regulation D promulgated thereunder. Interests in JESOP were sold only to Eligible Investors whose purchases of Interests were approved by the Managing Member, and who were “accredited investors” within the meaning of Rule 501(a) of Regulation D. A legal representative of the estate of a deceased Member may hold that Member’s Interest in order to settle the Member’s estate or administer its property.

Prior to offering Interests to an Eligible Investor, the Managing Member reasonably believed that the Eligible Investor was a sophisticated investor capable of understanding and evaluating the risks of participating in JESOP and able to afford the loss of any investment. Upon acceptance by the Managing Member of an Eligible Investor’s subscription, and consummation of such Eligible Investor’s investment JESOP, an Eligible Investor became the beneficial owner of an equity interest in JESOP. Each Member was informed that: (i) Interests in JESOP would be sold in transactions exempt under Section 4(2) of the Securities Act or Regulation D and (ii) JESOP would be exempt from most provisions and protections of the 1940 Act.

E.	Investments By JESOP

JESOP’s investment objectives, policies and strategies were set forth in a private placement memorandum or other offering materials describing the Interests. A Jefferies Entity provided to each Eligible Investor who was offered Interests a memorandum or other offering materials, together with copies of JESOP’s limited liability company agreement. The memorandum disclosed items such as risks of an investment, use of leverage, transactions with affiliates, forfeiture and repurchase of Interests, default in payment of a capital contribution, fees, the manner of allocating profits and losses, and distributions. The minimum capital commitment for JEOF (and its successor JESOP) was $25,000, but the Managing Member had the ability to accept less than the minimum.

JESOP currently owns only (i) Series E Interests of Jefferies High Yield Holdings, LLC (“Holdings”), the sole member of Jefferies High Yield Trading, LLC (“JHYT”), a registered broker-dealer, (ii) “eligible securities,” as that term is defined in Rule 2a-7 under the 1940 Act (“Eligible Securities”), (iii) shares of money market funds registered under the 1940 Act, and (iv) cash (with the instruments described in items (i) through (iv) the “Permitted Instruments”). JESOP does not intend to, and the Investment Manager will not cause JESOP to, hold any assets other than the foregoing.

The Managing Member determines in good faith, with respect to securities owned by JESOP, the value of such securities. The valuation of JESOP’s assets may, in the Managing Member’s discretion, be made by independent third parties that the Managing Member appoints and deems qualified to render an opinion on the value of JESOP’s assets as of any date, using such methods and considering such information relating to the investments, assets and liabilities of JESOP as those persons may deem appropriate. JESOP values the Series E Interests at the value reported to it by Holdings.

If a Member ceases to be employed by the Jefferies Group for reasons other than death, disability or retirement, JESOP has the option, upon notice, to purchase at net asset value any or all of the Member’s Interests (including Interests held by family members or Qualified Investment Vehicles). Notice must be given within 30 days after exercise of such option and JESOP will repurchase Interests as of the last day of the fiscal quarter in which such notice is given. JESOP may be terminated prior to the expiration of its term upon the occurrence of certain events, including: (i) the election of the Managing Member to dissolve JESOP; (ii) the removal or withdrawal of the Managing Member without the appointment of a successor Managing Member; (iii) there are no Members, unless JESOP is continued without dissolution in accordance with its limited liability company agreement or the Delaware Limited Liability Company Act (the “Delaware Act”); or (iv) by a decree of dissolution under Section 18-802 of the Delaware Act. Upon dissolution, JESOP’s portfolio holdings will be liquidated and, after payment of any outstanding expenses, distributed to the Members pro rata.

F.	Other Investments

The Managing Member and other Jefferies Entities (but not the Investment Manager) may render services to and receive fees or other compensation in connection therewith from Holdings, JHYT or related entities or from issuers of securities in which JHYT or its affiliates invest. These fees or other compensation may include, but are not limited to, advisory fees, organization or success fees, underwriting and placement fees, financing fees, management fees, performance-based fees, fees for brokerage and clearing services, and compensation in the form of carried interests entitling the recipient to share disproportionately in income or capital gains or similar compensation. A Jefferies Entity may act as financial advisor, managing underwriter or private placement agent with respect to securities issued by entities in which JHYT or its affiliates invest, or may engage in market-making activities in securities issued by entities in which JHYT or its affiliates invest. JESOP has invested in Holdings, for which employees of a Jefferies Entity serve as officers or directors. These employees may receive compensation and expense reimbursements in connection with these services. Any such compensation or expense reimbursement received by a Jefferies Entity or person generally will not be shared with JESOP.

Subject to its constitutive documents, JESOP will be permitted to enter into transactions in connection with a Termination Event involving: (a) the Jefferies Group or a Jefferies Entity, (b) any Member or any person affiliated with a Member; and (c) any partner or other investor in Holdings or its affiliates. These transactions may include JESOP’s redemption of Series E Interests from a Jefferies Entity, acting as principal. Before entering into these transactions, an officer of JESOP or the Investment Manager will determine that the terms are fair to the Members. JESOP’s officers, directors and employees may serve on the board of Holdings or on the board of entities in whose securities JHYT or its affiliates invest to preserve the Jefferies Entity’s and its and their clients’ and customers’ stake in the entity.

G.	Fees and Expenses

Although JESOP’s governing documents permit the payment of compensation to the Investment Manager to the extent that the Investment Manager causes JESOP to invest in instruments other than the Permitted Instruments, JESOP has in practice never invested in instruments other than Permitted Instruments, and the Investment Manager has not received compensation from JESOP. Going forward, JESOP will continue its practice of investing only in Permitted Instruments, and the Investment Manager will not receive compensation from JESOP.

The Managing Member is entitled to receive direct and indirect compensation for its services, as described in the private placement memorandum for JESOP.

A Jefferies Entity may lend money to JESOP. JESOP generally will repay these loans from a Member’s share of net proceeds when JESOP disposes of its investments, and the Jefferies Entity will receive interest on the loans.4 JESOP will not lend assets to the Jefferies Group. JESOP will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of JESOP (other than short-term paper).

H.	Financial Reporting

JESOP will send, or cause to be sent, to its Members annual reports as soon as practicable after the end of each fiscal year. The annual reports will contain financial statements of JESOP that have been audited by independent accountants, and the statements will disclose outstanding borrowings of JESOP at the end of the period covered, if any. The annual reports will include a valuation of JESOP assets. As soon as practicable after the end of each tax year of JESOP, a report will be transmitted to each Member setting out information about the Member’s share of income, gains, losses, credits and other items for U.S. federal and state income tax purposes resulting from the operation of JESOP at the end of that year.

4	The terms of the loans will be no less favorable to JESOP than those that could have been obtained on an arm’s length basis. Any indebtedness of JESOP will be without recourse to the Members.

I.	Transfer and Distribution of Interests

The Managing Member’s (or, where applicable, its affiliate’s) prior written consent is required before Interests are sold, exchanged, assigned, participated, transferred, pledged or otherwise disposed of or encumbered (“Transfer”). JESOP’s constitutive documents require, among other things, that a Transfer (i) will be made pursuant to an exemption from the registration requirements of the Securities Act, and those of any applicable state securities laws; (ii) will not require JESOP to register under, or otherwise be subject to the provisions of, the 1940 Act; (iii) would not materially increase the risk that JESOP would be classified as a publicly-traded partnership for U.S. federal income tax purposes; (iv) does not and will not constitute a prohibited transaction under applicable federal law; (v) would not result in employee benefit plans holding 25% or more of the Interests; and (vii) is not made to a transferee that is subject to statutory disqualification that may restrict the transferee from acquiring or holding any equity interest in a broker-dealer. No person not already a Member will be admitted into JESOP as a Member, except for transfers by gift or bequest to a relative of a Member or to an estate planning vehicle.

There are no assurances that the operation of JESOP will be profitable or that cash from its operations will be available for distribution to Members. JESOP will have no source of funds from which to pay distributions to the Members other than income and gain received on its investments, and the return of capital, unless JESOP has entered into financing arrangements that may provide access to cash available to fund such distributions.

III.	LEGAL ANALYSIS

Sections 2(a)(13) and 6(b) of the 1940 Act

JESOP is an “employees’ securities company” within the meaning of Section 2(a)(13) of the 1940 Act and will operate as a closed-end management investment company. Section 2(a)(13) defines an employees’ securities company as

An investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of person.

Section 6(b) of the 1940 Act provides, in relevant part, that the SEC shall by order exempt employees’ securities companies from the provisions of the 1940 Act to the extent that such exemption is consistent with the protection of investors. Section 6(b) provides that, in determining the provisions of the 1940 Act from which the company should be exempt, the SEC will consider: the form of organization and the capital structure of such company, the persons owning and controlling its securities, the prices of the company’s securities and the amount of any sales load, the disposition of the proceeds of such sales, how the company’s assets are invested, and any relationship between the company and the issuers of the securities in which it invests.

Only Eligible Investors have been permitted to participate in JESOP. These participants are professionals in financial services businesses who have the sophistication, experience and education to understand and evaluate the merits and risks of investing in JESOP. As such, their participation in JESOP does not raise significant investor protection concerns.

Sections 7 and 6(e)

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities. Section 6(e) provides that the SEC may determine as necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from any provision of Section 7, certain provisions of the 1940 Act will apply to the company and other persons dealing with it as though the company were registered under the 1940 Act. Applicants request an order under Sections 6(b) and 6(e) of the 1940 Act exempting Applicants from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under the Act. With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the Application. Applicants submit that the requested exemption is consistent with the provisions of the 1940 Act and the rules and regulations, as stated below.

Section 9 of the 1940 Act

Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the SEC with certain administrative powers to enforce the 1940 Act.

Section 17 of the 1940 Act

Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter, or affiliated persons of such persons or underwriter. Section 17 also sets forth standards for custody arrangements for an investment company’s securities as well as requirements for fidelity bonding, liability limitations for directors, officers and investment advisers, and a code of ethics for the investment company.

Section 17(a) of the 1940 Act

Section 17(a) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of that person, acting as principal, from knowingly selling to or purchasing any security or other property from that company.

Applicants request an exemption from Section 17(a) of the 1940 Act to the extent necessary to permit, in connection with a Termination Event, Holdings, acting as principal, to engage in any transaction directly or indirectly with JESOP.

Applicants submit that the exemption requested from Section 17(a) is consistent with the purposes of JESOP and the protection of investors. The Members of JESOP were informed in the related private placement memorandum of the possible extent of JESOP’s dealings with a Jefferies Entity, and of the potential conflicts of interest that may exist. As professionals engaged in financial services businesses, the Members are able to evaluate the risks associated with those dealings. Applicants also assert that the community of interest among Members and a Jefferies Entity will serve to reduce the risk of abuse in transactions involving JESOP and Holdings. Finally, Applicants assert that limiting the exemption from Section 17(a) only to transactions necessary for a Termination Event will protect Members by ensuring that a Termination Event occurs in an orderly manner.

Applicants also represent that they recognize that any transactions subject to Section 17(a) of the 1940 Act for which exemptive relief has not been requested would require specific approval by the SEC.

Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act prohibits any “affiliated person” or principal underwriter of a registered investment company, or any affiliated person of an affiliated person or principal underwriter, when acting as principal, from effecting any joint transaction in which the company participates unless the transaction is approved by the SEC. Rule 17d-1 provides that in passing upon applications for exemptive relief from Section 17(d), the SEC will consider whether the participation of a registered investment company in a joint enterprise on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the company’s participation is on a basis different from or less advantageous than that of other participants.

Applicants request an exemption from Section 17(d) to the extent necessary to permit JESOP to engage in any transactions in which an Affiliated Co-Investor, or an affiliated person of such person, is a participant, solely in connection with a Termination Event. The requested exemption would permit, for example, JESOP to redeem its Series E Interests in Holdings at or about the same time that another Jefferies Entity is redeeming another Series of Interests in Holdings. Absent the requested relief, JESOP might have to refrain from redeeming its Series E Interests because an affiliate of JESOP has redeemed, or is contemplating redeeming, other Interests in Holdings. The term “Affiliated Co-Investor” with respect to JESOP means any person who is (a) an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of JESOP; (b) a Jefferies Entity; (c) an officer, director, or employee of a Jefferies Entity or the Jefferies Group; or (d) an entity in which a Jefferies Entity acts as general partner, or has a similar capacity to control the sale or disposition of the entity’s securities.

The purposes of Section 17(d) are to avoid overreaching by and unfair advantage to an affiliated person of a registered investment company to protect against injuring the interests of that company. Applicants assert that the possibility of the Investment Manager entering into a transaction involving JESOP so as to disadvantage JESOP is minimized by the fact that the Investment Manager or its affiliates have made capital contributions to JESOP and thus would be unlikely to take actions that would economically disadvantage JESOP. Further, any transaction subject to Section 17(d) must occur in connection with a Termination Event. Applicants acknowledge that any transactions subject to Section 17(d) for which exemptive relief has not been requested in this application would require specific approval by the Commission.

Section 17(f)

Applicants request exemption from the requirements, contained in Section 17(f) and in Rule 17f-2 thereunder, to permit the following exceptions from the requirements of Rule 17f-2:

(1) compliance with paragraph (b) of the Rule may be achieved through safekeeping in the locked files or secure server of a Jefferies Entity.

(2) for purposes of paragraph (d) of the Rule: (a) employees of the Managing Member or a designated affiliate of the Managing Member will be deemed employees of JESOP; (b) officers of the Managing Member or a designated affiliate of the Managing Member will be deemed to be officers of JESOP; and (c) the Managing Member or a designated affiliate of the Managing Member will be deemed to be the Board of Directors of JESOP.

(3) instead of the verification procedure under paragraph (f) of the Rule, verification will be effected quarterly by two employees of the Managing Member or a designated affiliate of the Managing Member. The securities held by JESOP are most suitably kept in the Managing Member’s or a designated affiliate’s files, where they can be referred to as necessary.

Section 17(g) and Rule 17g-1

Section 17(g) of the 1940 Act and Rule 17g-1 thereunder generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions, and give certain approvals regarding fidelity bonding. Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the SEC and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more other parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act. Paragraph (j)(3) of Rule 17g-1 provides that the board of directors of an investment company must satisfy the fund governance standards defined in Rule 0-1(a)(7).

Applicants request an exemption from Rule 17g-1(d), (e) and (g) to the extent necessary to permit the Managing Member or its affiliates to act and approve as required by the Rule, rather than a majority of the directors of JESOP or of the Managing Member who are not “interested persons” within the meaning of the 1940 Act. Applicants submit that relieving them from the requirement under Rule 17g-1 that certain matters be acted upon by “directors” who are not “interested persons” is entirely consistent with relieving them of their obligation under Section 10(a) to have a Managing Member that is not an “interested person.” JESOP will comply with all other requirements of Rule 17g-1, except that JESOP requires an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the SEC and relating to the provisions of notices to the board of directors, and an exemption from the requirements of Rule 17g-1(j)(3) that JESOP comply with the fund governance standards defined in Rule 0-1(a)(7).

Applicants believe that the filing requirements are burdensome and unnecessary as applied to JESOP. The Managing Member or an affiliate of the Managing Member will maintain the materials otherwise required to be filed with the SEC by Rule 17g-1(g) and agrees that all such material will be subject to examination by the SEC and its staff. The Managing Member will designate a person to maintain the records otherwise required to be filed with the SEC under paragraph (g) of the Rule. Applicants submit that no purpose would be served in complying with the requirements of the Rule relating to filing information with the SEC. While filing information related to fidelity bonds may serve to protect public investors, as an employees’ securities company JESOP will not have public investors. Exempting JESOP from these provisions does not diminish investor protection, as Members will still receive the protections offered by JESOP’s compliance with the other provisions of Rule 17g-1. Moreover, JESOP will not be making other filings with the SEC, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.

In addition, Applicants maintain that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as JESOP does not have a board of directors. The Managing Member of JESOP is the functional equivalent of the board of directors of an investment company. As stated above, the Managing Member appoints the person responsible for maintaining, and has access to, all the information that would otherwise be filed with the SEC under paragraph (g) of the Rule, which includes all of the information for which notices would otherwise be given to the board of directors. It would be unnecessary to give notices to the Managing Member regarding this information.

For the same reasons, Applicants believe that the requirements relating to disinterested directors and their counsel in Rule 17g-1(j)(3) are burdensome and unnecessary as applied to JESOP. Because JESOP does not have a board of directors, it is not feasible to require approval of joint fidelity bonds by disinterested directors of JESOP. Further, in light of the purpose of JESOP and the community of interest between JESOP and its Managing Member and Investment Manager, Applicants believe that little purpose would be served by this requirement even if it were feasible.

Section 17(j) and Rule 17j-1

Section 17(j) of the 1940 Act and Rule 17j-1(a) thereunder prohibit certain persons from engaging in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics, and that every “access person” of a registered investment company report personal securities transactions. Except for the anti-fraud provisions of Rule 17j-1(b), Applicants request an exemption from the provisions of Rule 17j-1 because those requirements are unnecessarily burdensome when applied to Applicants. Requiring JESOP to adopt a written code of ethics and requiring access persons to report each of their securities transactions under Rule 17j-1 would be time-consuming and expensive and would serve little purpose in light of, among other things, the community of interest among Members by virtue of their common association with the Jefferies Group. The required exemption is consistent with the purposes of the 1940 Act because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of JESOP.

Section 30

Applicants request relief from Sections 30(a), 30(b), and 30(e) of the 1940 Act, and the rules thereunder, which require registered investment companies to prepare and file with the SEC, and mail to their shareholders certain periodic reports and financial statements. Applicants contend that the forms prescribed by the SEC for periodic reports have little relevance to JESOP, and would entail administrative and legal costs that would outweigh any benefit to the Members. Applicants request relief to the extent necessary to permit JESOP to report only annually to its Members, as described above.

Section 30(h) sets forth certain reporting requirements applicable to key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser of a closed-end investment company pursuant to Section 16 of the Exchange Act. Applicants also request relief from Section 30(h) to the extent necessary to exempt the Managing Member and any other persons who may be deemed to be members of an advisory board from filing Forms 3, 4 and 5 under Section 16 of the Exchange Act with respect to their ownership of Interests in JESOP. There is no trading market for Interests, and transferability of Interests is severely restricted. The filings would be unnecessary for the protection of investors, burdensome to the filers, and the purposes underlying Section 16 would not be served by requiring the filing of Forms 3, 4 and 5.

Rule 38a-1

Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. JESOP will comply with Rule 38a-1(a), (c) and

(d), except that (i) because JESOP does not have a board of directors, the board of directors of the Managing Member will fulfill the responsibilities assigned to JESOP’s board of directors under the Rule, and (ii) because the board of directors of the Managing Member does not have any disinterested members, approval by a majority of the disinterested committee members required by Rule 38a-1 will not be obtained.

IV.	PRECEDENT

The SEC has granted exemptive orders to other applicants who sought relief for similar employees’ securities company structures and investments, and whose requests for relief included conditions substantially similar to those included in this application. See, e.g., Capital International, Inc., et al., Investment Company Act Release Nos. 29577 (notice) (Feb. 10, 2011) and 29596 (order) (March 8, 2011); Tudor Employee Investment Fund LLC and Tudor Investment Corporation, Investment Company Act Release Nos. 29409 (notice) (Sept. 3, 2010) and 29449 (order) (Sept. 29, 2010); RIEF RMP LLC, Renaissance Technologies LLC, Investment Company Act Release Nos. 29446 (notice) (Sept. 28, 2010) and 29489 (order) (Oct. 26, 2010); and The Blackstone Group, L.P., Investment Company Act Release Nos. 29378 (notice) (Aug. 5, 2010) and 29406 (order) (Aug. 31, 2010).

V.	APPLICANTS’ CONDITIONS

Applicants agree that the requested order will be subject to the following conditions:

1. Each proposed transaction otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 (each a “Section 17 Transaction”) will be effected only if the Investment Manager determines that:

(a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Members of JESOP and do not involve overreaching of the JESOP or its Members on the part of any person concerned;

(b) the Section 17 Transaction is consistent with the interests of the Members of JESOP, JESOP’s constitutive documents, and JESOP’s reports to its Members; and

(c) the Section 17 Transaction is undertaken only in connection with a Termination Event.

The Investment Manager will record and preserve a description of all Section 17 Transactions, its findings, the information or materials upon which its findings are based, and the basis therefor. All such records will be maintained for the life of JESOP, and at least two years thereafter, and will be subject to examination by the SEC and its staff. All such records will be maintained in an easily accessible place for at least the first two years after such a transaction.

2. If JESOP makes purchases or sales from or to an entity affiliated with JESOP because an officer, director or employee of the Jefferies Group either: (a) serves as an officer, director, general partner or investment adviser of the entity, or (b) has a 5% or more investment in the entity, such individual will not participate in JESOP’s determination of whether or not to effect the purchase or sale. Any such purchase or sale will be made only in connection with a Termination Event.

3. In connection with the Section 17 Transactions, the Investment Manager will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any such transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for JESOP, or any affiliated person of such a person, promoter, or principal underwriter.

4. The Investment Manager will not invest the funds of JESOP in any securities other than Series E Interests of Holdings, shares of money market funds registered under the 1940 Act, and “eligible securities,” as that term is defined in Rule 2a-7 under the 1940 Act.

5. The Managing Member will send, or cause to be sent, to each person who was a Member in JESOP at any time during the fiscal year then ended, JESOP’s financial statements audited by independent accountants. At the end of each fiscal year, as of that year end, the Managing Member will make or have a valuation made of all the assets of JESOP, in a manner consistent with customary practice for valuation of such kinds of assets. In addition, within 90 days after the end of each fiscal year of JESOP, or as soon as practicable thereafter, the Managing Member of JESOP shall send, or cause to be sent, a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns, and a report of the investment activities of JESOP during such fiscal year.

6. JESOP, the Managing Member and the Investment Manager will maintain and preserve, for the life of JESOP and at least two years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports of JESOP to be sent to the Members, and agree that all such records will be subject to examination by the SEC and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

7. The requested relief will terminate on March 31, 2013 and after that date JESOP will not rely on any Commission rule under the 1940 Act that provides relief permitting the operation of employees’ securities companies as such term is defined in Section 2(a)(13) of the 1940 Act.

VI.	PROCEDURAL MATTERS

For the foregoing reasons, the Applicants respectfully request that the SEC issue an order under Sections 6(b) and 6(e) of the 1940 Act exempting them from all provisions of the 1940 Act and the rules and regulations, except Section 9 and Sections 36 through 53, and the rules and regulations under the Act. With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the Application.

Applicants file this application in accordance with Rule 0-2 under the 1940 Act, and state that their address is printed on the facing page of the application, and that they request that all written communications concerning the application be directed to the person and address printed on the facing page of the application. Also, Applicants have attached as exhibits to the application, and hereby incorporate by reference, the authorizations, verifications, and proposed notice of application.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the SEC issue the requested order without holding a hearing.

VI.	SIGNATURES

WHEREFORE, the Applicants respectfully request that the SEC issue an order under Sections 6(b) and 6(e) of the 1940 Act exempting them from all provisions of the 1940 Act and the rules and regulations, except Section 9 and Sections 36 through 53, and the rules and regulations under the Act. With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the application.

Jefferies & Company, Inc.

By:	/s/ Robert J. Welch
Name:	Robert J. Welch
Title:	Managing Director, Global Chief Operating Officer of Fixed Income

Jefferies Special Opportunities Advisers, LLC

By:	/s/ Robert J. Welch
Name:	Robert J. Welch
Title:	Managing Director

Jefferies Employees Special Opportunities Partners, LLC

By:	/s/ Robert J. Welch
Name:	Robert J. Welch
Title:	Chief Financial Officer and Secretary

Dated: January 9, 2012

Exhibit A - Authorizations

Officer’s Certificate

The undersigned, Michael J. Sharp, being the Executive Vice President, General Counsel and Secretary of Jefferies & Company, Inc. (“Jefferies”) certifies that the following resolutions were approved by its board of directors (“Board”) as of January 6, 2012.

RESOLVED:
That the Managing Director, Global Chief Operating Officer of Fixed Income of Jefferies be, and he hereby is, authorized to prepare and execute on behalf of Jefferies and others, and to file with the Securities and Exchange Commission (“SEC”) pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 (“1940 Act”) an application for exemptive relief from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under the Act. With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the application.

RESOLVED:
That the Managing Director, Global Chief Operating Officer of Fixed Income of Jefferies be, and he hereby is, authorized to file with the SEC this application, and any amendments thereto in such form as he deems necessary and appropriate to do any and all things necessary or proper under the 1940 Act to operate the existing employees’ securities company.

Jefferies & Company, Inc.

By:	/s/ Michael Sharp
Michael Sharp, Executive Vice President,
General Counsel and Secretary

Dated: January 9, 2012

Officer’s Certificate

The undersigned, Michael J. Sharp, being the Executive Vice President, General Counsel and Secretary of Jefferies & Company, Inc. (“Jefferies”) certifies that the following resolutions were approved by the board of directors of Jefferies, the Managing Member of Jefferies Employees Special Opportunities Partners, LLC (“JESOP”), on January 04, 2012.

RESOLVED:
That the Chief Financial Officer of JESOP be, and he hereby is, authorized to prepare and execute on behalf of JESOP and others, and to file with the Securities and Exchange Commission (“SEC”) pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 (“1940 Act”) an application for exemptive relief from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under the Act. With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the application.

RESOLVED:
That the Chief Financial Officer of JESOP be, and he hereby is, authorized to file with the SEC this application, and any amendments thereto in such form as one or more officers deems necessary and appropriate to do any and all things necessary or proper under the 1940 Act to establish and implement the proposed employees’ securities company.

Jefferies & Company, Inc.

By:	/s/ Michael J. Sharp
Michael J. Sharp, Executive Vice President,
General Counsel and Secretary

Dated: January 9, 2012

Officer’s Certificate

The undersigned, being the Secretary of Jefferies Special Opportunities Advisers, LLC (“JSOA”) certifies that the following resolutions were approved by its sole member on January 6, 2012.

RESOLVED:

That the Managing Director of JSOA be, and he hereby is, authorized to prepare and execute on behalf of JSOA and others, and to file with the Securities and Exchange Commission (“SEC”) pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 (“1940 Act”) an application for exemptive relief from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under the Act. With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the application.

RESOLVED:

That the Managing Director of JSOA be, and he hereby is, authorized to file with the SEC this application, and any amendments thereto in such form as he deems necessary and appropriate to do any and all things necessary or proper under the 1940 Act to operate the existing employees’ securities company.

Jefferies Special Opportunities Advisers, LLC

By:	/s/ Michael J. Sharp
Michael J. Sharp, Secretary
Dated: January 9, 2012

Exhibit B - Verifications

Pursuant to Rule 0-2 under the Investment Company Act of 1940, the undersigned declares that this application is signed by a duly authorized officer pursuant to the authority vested in him by the bylaws of Jefferies & Company, Inc. (“Jefferies”).

Jefferies & Company, Inc.

By:	/s/ Michael J. Sharp
Michael J. Sharp, Executive Vice President,
General Counsel and Secretary

Dated: January 9, 2012

Pursuant to Rule 0-2 under the Investment Company Act of 1940, the undersigned declares that this application is signed by a duly authorized officer pursuant to the authority vested in him by operating agreement of Jefferies Employees Special Opportunities Partners, LLC (“JESOP”).

Jefferies Employees Special Opportunities Partners, LLC By its Managing Manager, Jefferies & Company, Inc.

By:	/s/ Michael J. Sharp
Michael J. Sharp, Executive Vice President,
General Counsel and Secretary

Dated: January 9, 2012

Pursuant to Rule 0-2 under the Investment Company Act of 1940, the undersigned declares that this application is signed by a duly authorized officer pursuant to the authority vested in him by operating agreement of Jefferies Special Opportunities Advisers, LLC (“JSOA”).

Jefferies Special Opportunities Advisers, LLC

By:	/s/ Michael J. Sharp
Michael J. Sharp
Secretary

Dated: January 9, 2012

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